FUNDSTECH CORP.
 4425 Park Arroyo
Calabasas, CA 91302
(818) 222-7521

January 8, 2006

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	Larry Spirgel
Assistant Director

Dear Sirs/Mesdames:

Re:	Fundstech Corp.
Form SB-2/A
Filed on December 26, 2006
File No. 333-138512

Thank you for your letter of December 29, 2006 with respect to Form SB-2/A filed by Fundstech Corp. (the “Company”) on December 26, 2006.

Directors, Executive Officers, Promoters and Control Persons, page 21

1. We note that your previous comment 4 requested further disclosure in the prospectus outlining the reasons for the reassignment of duties among management. We have updated our disclosure in this section to address the explanation previously given in our response to your prior comment 4.

Plan of Operation, page 37

2. We have updated our disclosure by addressing the recent developments covered in our subsequent events footnote to our financial statements. In doing so, we have highlighted management’s “hopes” of revenue generation in 2007, the marketing and sales arrangements that we are pursuing and the appropriate qualifying language, as requested in your current comment 2.

3. We have revised our Financing Activities section disclosures to reflect changes made on pages 49-50.

4. We have referred to the second to last paragraph of the Financing Activities section on page 39 and revised to disclose the appropriate amount of expected proceeds from the warrants issued in connection with the December 2006 private placement.

Application of Critical Accounting Policies, page 41

5. We have revised our disclosure relating to the application of critical accounting policies, using SEC Release 33-8040 (December 12, 2001) for guidance. We believe that our disclosure no longer repeats the disclosure contained in note 1 to our financial statements but focuses on the sensitivity of our financial statements to the methods, assumptions and estimates underlying the application of our accounting policies relating to revenue recognition and stock-based compensation. We have avoided the use of boilerplate language and disclosed, instead, how estimates and judgments could result in changes to our financial statements.

The new disclosure in this section reads as follows:

          APPLICATION OF CRITICAL ACCOUNTING POLICIES

          Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosure of contingent assets and liabilities. We evaluate estimates, including those related to stock based compensation and revenue recognition on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity, that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          We believe the following are the critical accounting policies used in the preparation of our financial statements:

Revenue Recognition

          In general, we recognize revenue when, (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) our price to the buyer is fixed or determinable; and (4) collectibility of the receivables is reasonably assured. More specifically, initiation fee revenue for our stored value cards are recognized when shipped, transaction fee revenue is recognized when the transaction is recorded, maintenance and financial float fees revenue are recognized when the products are used. For the period ended August 31, 2006, income was generated from one consulting contract. Assuming the deliverables were not met which would result in deferred revenue up to $25,000, our statement of operations would report a loss up to approximately $65,900 or $0.02 per weighted average common share outstanding compared to the as reported net loss of approximately $40,900 or $0.01 per weighted average common share outstanding.

          Consulting fees are recognized as work is performed and per contractual terms with the customer. Costs of revenue, including the cost of printing the prepaid cards, are recorded at the time revenue is recognized.

Stock - Based Compensation

          We account for equity instruments issued for services based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable. Stock based compensation was determined using the fair value of the services performed due to the lack of historical fair value of the equity instruments. Assuming the value of the equity instruments was more readily determinable and the same number of equity instruments were issued, the following table presents a sensitivity analysis to show the impact on our financial condition at August 31, 2006 from fluctuations in fair value of equity instruments issued for services:

Increase (Decrease)
Changed Assumption	in Fair Value
Increase in stock based compensation expense
due to increase in fair value by 1%	$290
Increase in stock based compensation expense
due to increase in fair value by 5%	$1,445
Decrease in stock based compensation expense
due to decrease in fair value by 1%	$(290)
Decrease in stock based compensation expense
due to decrease in fair value by 5%	$(1,445)

          The purpose of this analysis is to provide an indication of the impact that the stock based compensation fluctuations would have on our financial results. It is not intended to imply our expectation of future results of operations. We believe that the assumptions used above are appropriate to illustrate the possible impact on the financial statements.

          We look forward to any further comments you may have regarding our Form SB-2/A or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact us directly at (604) 328-5771.

Yours truly,

FUNDSTECH CORP.

Per: /s/ Mike Dodak

Encl.

cc:	Clark Wilson Attn: Kari Richardson